Exhibit 99.2

Bellatrix Exploration Ltd. announces $576 million strategic acquisition of Angle Energy Inc. creating a dominant growth oriented cardium and Lower Mannville focused oil and gas company

TSX, NYSE MKT: BXE

CALGARY, Oct. 15, 2013 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT:  BXE) is pleased to announce that it has entered into an agreement (the "Arrangement Agreement") with Angle Energy Inc. ("Angle") (TSX: NGL) providing for the acquisition by Bellatrix of all the issued and outstanding Angle common shares (the "Angle Shares") pursuant to a plan of arrangement (the "Transaction") under the Business Corporations Act (Alberta) (the "Arrangement").

The combination of Bellatrix's top-tier asset base with Angle's high quality, low-cost, high working interest asset base will result in one of the largest, intermediate producers in the West Central Alberta fairway with a dominant and highly focused position in the Cardium and Lower Mannville. The strategic combination is highly complementary and builds on the successes of both management teams in their respective areas of operations.

Mr. Ray Smith, President and CEO of Bellatrix, states that Bellatrix shareholders will benefit from this highly strategic acquisition, including as follows:

•	Creates a high growth intermediate company with a sizeable, strategic and opportunity rich asset base;
•	The acquisition of Angle's asset base represents a natural synergistic combination that expands Bellatrix's current play trends;
•	Bellatrix will become a dominant West Central Alberta producer;
•	Achieves accretion to Bellatrix on current production, cash flow, reserves and net asset value per share;
•	Improves Bellatrix's netback and oil and liquids weighting; and
•	Increases Bellatrix's drillable inventory to over 2,000 locations and doubles its undeveloped land base to in excess of 400,000 net acres.

Under the terms of the Transaction, Angle shareholders will receive, for each Angle Share held, at the election of the Angle shareholders: (i) $3.85 cash; or (ii) 0.4734 of a Bellatrix common share (a "Bellatrix Share"), subject to the cash amount payable to Angle shareholders equalling $69.7 million and thus subject to prorating. The aggregate Transaction value is approximately $576 million based on the volume weighted average trading price of the Bellatrix Shares for the 10 trading days ending October 11, 2013 of $8.1324 per Bellatrix Share and the assumption of net debt of Angle of $261.0 million (after taking into account $16.0 million of Transaction costs and costs related to termination of outstanding Angle options and vested restricted share units ("RSUs"), severance costs and premium that may be paid on the Angle Debentures).

The $3.85 per share Transaction value represents a 31% premium to the volume weighted average trading price of the Angle Shares on the Toronto Stock Exchange (the "TSX") for the 10 days ending October 11, 2013 and a 20% premium to the closing price of the Angle Shares on October 11, 2013.

Pursuant to the Arrangement, if approved by holders of the outstanding 5.75% convertible unsecured subordinated debentures of Angle with a maturity date of January 31, 2016 (the "Angle Debentures"), holders of the Angle Debentures will receive, for each $1,000 principal amount of the Angle Debentures, an amount equal to $1,040 per Angle Debenture, plus accrued and unpaid interest to the day immediately prior to the effective date of the Arrangement.

The board of directors of Angle has, based upon, among other things, a verbal fairness opinion from FirstEnergy Capital Corp., and a recommendation of its special committee, and after consulting with its financial and legal advisors, unanimously approved the Transaction, determined that the Transaction is in the best interests of Angle and its securityholders and recommended that holders of Angle Shares and Angle Debentures vote in favour of the Transaction.  All directors and officers of Angle, representing 8.3% of the issued and outstanding Angle Shares, have entered into support agreements with Bellatrix pursuant to which they have agreed to vote their Angle Shares and Angle Debentures, as applicable, in favour of the Transaction.

The board of directors of Bellatrix has approved the Transaction and recommended that shareholders of Bellatrix vote in favour of the issuance of the Bellatrix Shares pursuant to the Transaction.  All of the directors and officers of Bellatrix, representing 2.2% of the issued and outstanding Bellatrix Shares have entered into agreements with Angle pursuant to which they have agreed to vote their Bellatrix Shares in favour of the Transaction.

TRANSACTION SUMMARY AND STRATEGIC RATIONALE

Management and the board of directors of Bellatrix believe the combined asset bases will provide significant benefits to Bellatrix shareholders. Notably, the Transaction creates a high growth intermediate company with a sizeable, strategic and opportunity rich asset base.

Angle has the following attributes:

Total Transaction Value(1)	$576 million
Current Production(2)	10,500 boe/d (58% oil & liquids)
Proved Reserves(3)	32.7 mmboe (54% oil & liquids)
Proved plus Probable Reserves(3)	60.9 mmboe (55% oil & liquids)
Proved Plus Probable RLI(3)	15.9 years
2013E Field Operating Netback(4)	$28.50/boe
Drilling Locations(5)	500 locations
Undeveloped Land(6)	228,250 net acres

(1)	Based on the volume weighted average trading price of the Bellatrix Shares for the 10 trading days ending October 11, 2013 of $8.1324 per Bellatrix Share and the assumption of net debt of Angle of $261.0 million, including $16.0 million of anticipated
Transaction costs (including severance), anticipated costs related to termination of in-the-money options and vested RSUs and premium that may be paid on the Angle Debentures
(2)	September 2013 monthly average field estimate
(3)	Company interest before royalties; based on independent reserves evaluation (the "GLJ Report") effective December 31, 2012, prepared by GLJ Petroleum Consultants, ("GLJ") after giving effect to the Edson asset disposition by Angle on January 9, 2013;
RLI based on Angle's September 2013 monthly average field production estimate
(4)	Field operating netback is calculated by subtracting anticipated 2013 royalties, operating costs, and transportation costs from
Angle's anticipated 2013 revenues and based on Angle's anticipated 2013 average production and based on current strip pricing: 2013E WTI US$99.20/bbl, 2013E AECO $3.20/mcf
(5)	Bellatrix internal estimate
(6)	As at September 30, 2013

Net of undeveloped land at an estimated value of $45.7 million ($200 per acre) and Transaction costs, Transaction metrics are as follows:

Production(1)	~$49,400/boe/d
Proved Reserves(2)	~$15.90/boe
Proved plus Probable Reserves(2)	~$8.50/boe
Recycle Ratio(3)	~3.3x

(1)	Current production based on current field estimate
(2)	Company interest before royalties; based on the GLJ Report
(3)	Based on 2013E field operating netback of ~$28.50/boe

The Transaction is accretive to Bellatrix Shareholders on a production, cash flow, reserves and net asset value per share basis and includes strategic area infrastructure. Bellatrix's industry leading drilling success, combined with Angle's high quality light oil and liquids rich-gas assets, high working interest, and low cost operations, creates a highly complementary and concentrated asset base, positioning Bellatrix to be the leading producer in the Cardium and Lower Mannville of the West Central Alberta fairway.

Key characteristics of the pro forma entity are as follows:

•	Critical mass in the combined production base with current production of >33,000 boe/d (37% oil and liquids, an increase from 28% currently) and expected 2013 exit production of approximately 40,000 boe/d (37% oil and liquids);
•	Complementary, high working interest asset base provides a dominant industry position focused in West Central Alberta with more than 400,000 net acres of undeveloped land and a large drilling inventory of over 2,000 locations equating to more than 25 years of drilling inventory;
•	A significant and growing top tier asset base with industry leading well results on core Cardium and Lower Mannville resource plays;
•	Low cost producer, operator and finder with historically high drilling success rates and strong capital efficiencies;
•	Proven, innovative management team with a track record of creating shareholder value through top tier drill-bit driven growth including:
•	254% production per share growth (2009-2012)
•	405% reserve per share growth (2009-2012)
•	431% cash flow per share growth (2009-2012)
•	Access to significant capital sources through Bellatrix's three strategic joint ventures totaling $684 million:
•	Grafton Energy Co. I Ltd. ("Grafton") for $244 million
•	Daewoo E&P Canada Corporation and KIS Devonian Canada Corporation for $200 million
•	TCA Energy Ltd. for $240 million (as announced October 15, 2013)
•	plus an additional option for $50 million, if exercised, by Grafton pursuant to its joint venture with Bellatrix
•	Excellent financial flexibility with anticipated 2013 year-end net debt of approximately $340 million (after giving effect to the bought deal equity financing entered into by Bellatrix concurrent with this announcement for $175 million and assuming Bellatrix acquires of all of the outstanding Angle Debentures). Additionally, Bellatrix will have a combined credit facility of $470 million (based on Bellatrix's and Angle's current credit facilities) of which approximately 67% is expected to be drawn at year-end 2013;
•	Material combined tax pools of $1,112 million; and
•	Initial pre-Transaction 2014 capital budget of $500 million gross (inclusive of joint venture capital) ($300 million net to Bellatrix).

PLAN OF ARRANGEMENT

Pursuant to the Arrangement Agreement, Bellatrix and Angle have agreed that the Transaction will be completed by way of plan of arrangement under the Business Corporations Act (Alberta).

Pursuant to the Arrangement Agreement, holders of the Angle Debentures will be asked to vote on the Arrangement, as a separate class.  However, completion of the Arrangement is not conditional on receipt of such approval. If the requisite debenture holder approval is not obtained, the Angle Debentures will be excluded from the Arrangement and will remain outstanding following completion of the Arrangement and Angle will be required to make an offer to purchase all of the outstanding Angle Debentures at a price equal to 100% of the principal amount of the Angle Debentures plus accrued and unpaid interest.

The Arrangement Agreement provides for non-solicitation covenants, subject to the fiduciary obligations of the board of directors of Angle, and the right of Bellatrix to match any Superior Proposal within 72 hours (as defined in the Arrangement Agreement).  The Arrangement Agreement provides for mutual non-completion fees of $17 million in the event that the Transaction is not completed or is terminated by either party in certain circumstances.

The Arrangement Agreement provides that the completion of the Transaction is subject to certain conditions, including the receipt of all required regulatory approvals, including the approval of the TSX and the NYSE MKT stock exchange, the approval of the shareholders of Bellatrix, the approval of holders of Angle Shares including, if applicable, the approval of disinterested shareholders, and the approval of the Court of Queen's Bench of Alberta.  A joint management information circular and proxy statement outlining the details of the Arrangement Agreement and the Transaction will be mailed to the holders of Angle Shares, Angle Debentures and Bellatrix Shares in mid-November for meetings to be held in mid-December, 2013 where holders of Angle Shares, Angle Debentures and Bellatrix Shareholders will vote on the Arrangement and related matters. Closing of the Transaction is expected to occur in mid-December, 2013.

FINANCIAL ADVISORS

AltaCorp Capital Inc. and Macquarie Capital Markets Canada Ltd. are acting as financial advisors to Bellatrix with respect to the Transaction and each has provided the board of directors of Bellatrix with its verbal opinion that, subject to its review of the final form of the documents affecting the Transaction, the consideration to be paid to Angle shareholders pursuant to the terms of the Arrangement is fair, from a financial point of view, to Bellatrix.

FirstEnergy Capital Corp. and Cormark Securities Inc. are acting as financial advisors to Angle with respect to the Transaction.  FirstEnergy Capital Corp. provided a verbal opinion to the board of directors of Angle that, as at the date hereof and subject to the assumptions, limitations and qualifications set forth therein and review of final documentation effecting the Transaction, the consideration to be received by Angle shareholders and debentureholders pursuant to the Arrangement is fair, from a financial point of view, to Angle shareholders and debentureholders.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The securities issued pursuant to the Arrangement described herein may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ADVISORIES:

Forward-Looking Statements: This press release contains forward looking statements.  More particularly, this press release contains statements concerning the proposed Transaction including the impact of the Transaction on Bellatrix and Bellatrix's plans, the timing and anticipated dates for mailing the joint management information circular to securityholders and the securityholder meetings to consider the same and other matters relating to the Transaction, anticipated Transaction value, the effect of the Transaction, including the anticipated 2013 combined corporate operating netback and locations and drilling inventory. Angle's expected 2013 field operating netback and the assumptions related thereto including Angle's recycle ratio and the assumptions related thereto, anticipated 2013 year-end net debt, expected availability under credit facility and amount drawn thereon at year-end 2013 and initial 2014 capital expenditure budget. Certain forward-looking statements are based on certain key expectations and assumptions made by the Company's management, including among others, the timing of receipt of regulatory and securityholder approvals for the Transaction, the ability of the Company to execute and realize on the anticipated benefits of the Transaction, that the Company's lenders will increase the Company's credit facility to an amount anticipated on terms and conditions satisfactory to the Company, or at all; expectation and assumptions concerning prevailing commodity prices, exchange rates, interest rates, applicable royalty rates and tax laws; future production rates and estimates of operating costs; performance of existing and future wells; reserve and resource volumes; anticipated timing and results of capital expenditures; the success obtained in drilling new wells; the sufficiency of budgeted capital expenditures and carrying out planned activities; the timing, location and extended future drilling locations; the state of the economy and the exploration and production business; results of operations; performance; availability of labour and services; the impact of increasing competition; the ability to market oil and natural gas successfully and the ability of the Company to access capital as may be required. Although Bellatrix believes that the expectations reflected in these forward looking statements are reasonable, undue reliance should not be placed on them because Bellatrix can give no assurance that they will prove to be correct.  Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties, some of which are beyond Bellatrix's control.

Completion of the Transaction could be delayed if parties are unable to obtain the necessary regulatory, stock exchange, shareholder and court approvals on the timeline planned.  The Transaction will not be completed if all of these approvals are not obtained or some other condition of closing is not satisfied.  Accordingly, there is a risk that the Transaction will not be completed within the anticipated time or at all.  Other risks include risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website www.sec.gov or at Bellatrix's website www.bellatrixexploration.com.  The forward looking statements contained in this press release are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Non-GAAP Measures:  This news release contains the terms "net debt" and "netbacks", which do not have a standardized meaning prescribed by Canadian Generally Accepted Accounting Principles ("GAAP") and, therefore, may not be comparable with the calculation of similar measures by other companies.  These measures have been described and presented in this news release in order to provide readers with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations.  Net debt in this news release means current assets (not including derivative assets or oil inventory) less current liabilities (not including derivative liabilities), long-term debt and anticipated Transaction costs (including severance), anticipated costs related to termination of in-the-money options and vested RSUs and premium that may be paid on the Angle Debentures, in each case calculated in accordance with GAAP.

Barrels of Oil Equivalent:  Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1; utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

SOURCE: Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information:

Raymond G. Smith, P.Eng.,
President and CEO (403) 750-2420
or
Edward J. Brown, CA
Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng.,
Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
Suite No. 1920, 800 - 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone:  (403) 266-8670
Fax:  (403) 264-8163
(www.bellatrixexploration.com)

CO: Bellatrix Exploration Ltd.

CNW 15:36e 15-OCT-13